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Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

November 2, 2016

VIA EDGAR

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             CollPlant Holdings Ltd.
Registration Statement on Form F-1
Filed October 21, 2016
File No. 333-214188

Dear Mr. Buchmiller:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 1, 2016, relating to the Company’s Registration Statement on Form F-1 filed with the Commission on October 21, 2016 (the “Form F-1”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Market for Bone Repair Products, page 97

1.                                      We note that you have included in this section disclosure regarding Bioventus’ estimate of the market size for the bone repair products. Please tell us whether you commissioned this market data from Bioventus and provide us your analysis of whether Rule 436 requires that you file the consent of Bioventus with regard to this disclosure.

Response:                                        In response to the Staff’s comments, the Company did not commission Bioventus’ estimate of the market size for bone repair products.  This estimate is publicly available in SEC filings made by Bioventus and the reference to this estimate is not intended to infer that such estimate was “expertised”.

More specifically, Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement.  Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Bioventus is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies Bioventus as an expert or statements are purported to be made on the authority of Bioventus as an “expert.” The Company notes that the consent requirement of Rule 436 is generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with such issuer’s registration statement.

Corporate Governance Practices, page 119

2.                                      Please tell us why you removed the disclosure that appeared in this section under the headings “Nomination of our directors,” “Compensation of officers” and “Independent directors” in your amendment filed on July 27, 2016.

Response:                                        In response to the Staff’s comments, the removed disclosure under the headings “Nomination of our directors,” “Compensation of officers,” and “Independent directors” describe the home country rules of corporate governance that the Company previously intended to follow in lieu of the comparable NASDAQ listing requirements, which the Company was permitted to do as a foreign private issuer.  The Company respectfully submits that the removed disclosure is no longer required because the Company no longer intends to follow the home country rules of corporate governance in connection with the nomination of the Company’s directors, compensation of the Company’s officers, and director independence.  The Company now intends to follow the NASDAQ listing requirements in connection with such matters.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc:	Yehiel Tal, Chief Executive Officer
Eran Rotem, Chief Financial Officer